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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Reckson Operating Partnership, L.P.
(Name of Issuer)

Reckson Operating Partnership, L.P.
(Name of Person(s) Filing Statement)

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621LAJ3
(CUSIP Number of class of securities)

With a copy to:
Andrew Levine, Esq. Reckson Operating Partnership, L.P. 420 Lexington Avenue New York, New York 10170 (212) 594-2700	Karl Roessner, Esq. Larry Medvinsky, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$287,500,000(a)	$30,762.50(b)

(a)
Estimated for purposes of calculating the amount of the filing fee only. Based upon the maximum amount of cash that might be paid for the 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures"), assuming that all outstanding Debentures are purchased at a price of $1,000 per $1,000 principal amount.

(b)
Calculated at $107.00 per million of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:

Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        Pursuant to the terms of and subject to the conditions set forth in the Indenture (the "Indenture"), dated as of March 26, 1999, among Reckson Operating Partnership, L.P. (the "Company"), Reckson Associates Realty Corp. ("Reckson") and The Bank of New York ("BONY"), the First Supplemental Indenture to the Indenture (the "Supplemental Indenture"), dated as of January 25, 2007, among the Company, Reckson, SL Green Realty Corp. ("SL Green") and BONY and the Reckson Operating Partnership, L.P. Officers' Certificate (the "Officers' Certificate" and, together with the Indenture and the Supplemental Indenture, the "Indenture Documents"), dated June 27, 2005, which together govern the 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures"), this Tender Offer Statement on Schedule TO is filed by the Company, with respect to the right of each holder of the Debentures to sell, and the obligation of the Company to purchase, the Debentures pursuant to the terms and conditions of the Notice of Change in Control and Offer to Purchase dated February 14, 2007 (as may be amended or supplemented from time to time, the "Offer to Purchase") attached hereto as Exhibit (a)(1)(A), the Indenture Documents and the Debentures (the "Offer"). A "Change in Control" (as defined in the Officers' Certificate) of the Company occurred on January 25, 2007 when SL Green acquired all of the outstanding shares of common stock of Reckson in a merger transaction (the "Merger"). In connection with the Merger and the subsequent Change in Control of the Company, the Company is obligated to make the Offer.

        The Offer will expire at 9:00 a.m., Eastern Time, on March 15, 2007, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Issuer Information.

        (a)    Name and Address.    The name of the issuer of the Debentures is Reckson Operating Partnership, L.P. The address of the principal executive offices of Reckson Operating Partnership, L.P. is 420 Lexington Avenue, New York, New York 10170. Its telephone number is (212) 594-2700. The information set forth under the caption "The Company" in the Offer to Purchase is incorporated herein by reference.

        (b)    Securities.    This Schedule TO relates to the offer by the Company to purchase all outstanding Debentures at a purchase price of $1,000 per $1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date. The information set forth under the caption "Description of Debentures" in the Offer to Purchase is incorporated herein by reference. As of February 14, 2007, there was $287,500,000 aggregate principal amount at maturity of the Debentures outstanding. The Debentures not tendered in response to the Offer will remain outstanding and remain subject to the terms of the Indenture Documents. Following the Change in Control, in accordance with the terms of the Indenture Documents, the Exchange Rate (as defined in the Officers' Certificate) for the Debentures is 7.7461 shares of SL Green common stock, par value $.01 per share, for each $1,000 principal amount of Debentures to be exchanged and the Reference Dividend (as defined in the Officers' Certificate) for the Debentures is $1.3491.

        (c)    Trading Market and Price.    The Debentures are not listed on any national securities exchange or automated quotation system. The information set forth under the caption "Market and Trading Information for the Debentures and SL Green's Common Shares" in the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO.

Item 4.    Terms of This Tender Offer.

        (a)    Material Terms.

        (1)   Tender Offers.

          (i)-(iii), (v)-(viii), (xii). The information set forth under the captions "Summary Term Sheet"; "The Tender Offer"; and "Material United States Federal Income Tax Considerations" in the Offer to Purchase is incorporated herein by reference.

        (2)   Mergers and Similar Transactions. Not applicable.

        (b)    Purchases.    The Company will not purchase any Debentures from any of its officers, directors or affiliates.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer's Securities.

        (e)   The Debentures are governed by the Indenture, the Officers' Certificate and the Supplemental Indenture. In addition, the Company is a party to the Agreement and Plan of Merger, dated as of August 3, 2006, as amended, among SL Green, Wyoming Acquisition Corp., Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, Reckson and the Company, whereby SL Green acquired all of the outstanding shares of common stock of Reckson in a merger transaction.

Item 6.    Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

        (a)    Purposes.    The information set forth under the caption "Purpose of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

        (b)    Use of Securities Acquired.    Any Debentures accepted for purchase by the Company pursuant to the Offer will be canceled and retired.

        (c)    Plans.

        (1)   Not applicable.

        (2)   Not applicable.

        (3)   Except for the Offer, there are no other plans, proposals or negotiations.

        (4)   Not applicable.

        (5)   Not applicable.

        (6)   Not applicable.

        (7)   Not applicable.

        (8)   Not applicable.

        (9)   Not applicable.

        (10) Not applicable.

2

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth under the caption "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions.    The information set forth under the caption "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth under the caption "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Issuer.

        (a)   Not applicable.

        (b)   Not applicable.

Item 9.    Persons/Assets Retained, Employed, Compensation or Used.

        (a)    Solicitations or Recommendations.    The information set forth under the captions "The Tender Offer" and "Depositary" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   The Company believes that its consolidated financial condition is not material to a holder's decision whether to surrender the Debentures for sale to the Company because the consideration being paid to holders surrendering Debentures consists solely of cash, the Offer is not subject to any financing conditions and the Offer applies to all outstanding Debentures.

        (b)   Not applicable.

Item 11.    Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

3

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated February 14, 2007.
(a)(1)(B)	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 filed herewith.
(a)(1)(C)	Form of Notice of Guaranteed Delivery filed herewith.
(a)(5)	Press Release issued by the Company on February 14, 2007 filed herewith.
(d)(1)
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated March 23, 1999.
(d)(2)
First Supplemental Indenture, dated as of January 25, 2007, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., SL Green Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated January 25, 2007.
(d)(3)	Reckson Operating Partnership, L.P. Officers' Certificate, dated June 27, 2005, incorporated by reference to our Current Report on Form 8-K dated June 20, 2005.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

RECKSON OPERATING PARTNERSHIP, L.P.

BY:	RECKSON ASSOCIATES REALTY CORP., its general partner

	By:	/s/ GREGORY F. HUGHES
	Name:	Gregory F. Hughes
	Title:	Treasurer

5

EXHIBIT INDEX

Exhibit

(a)(1)(A)	Offer to Purchase dated February 14, 2007.
(a)(1)(B)	Form of Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 filed herewith.
(a)(1)(C)	Form of Notice of Guaranteed Delivery filed herewith.
(a)(5)	Press Release issued by the Company on February 14, 2007 filed herewith.
(d)(1)
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated March 23, 1999.
(d)(2)
First Supplemental Indenture, dated as of January 25, 2007, among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., SL Green Realty Corp. and The Bank of New York, incorporated by reference to our Current Report on Form 8-K dated January 25, 2007.
(d)(3)	Reckson Operating Partnership, L.P. Officers' Certificate, dated June 27, 2005, incorporated by reference to our Current Report on Form 8-K dated June 20, 2005.

E-1

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX